Act: 1934
Section: 15d
Rule:
Public Availability: 7/23/2012

[redacted]

12027982

Received SEC
July 23, 2012

JUL 23 2012

Washington, DC 20549

DC

No Act
PE 7/19/12

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Ottawa Bancshares, Inc.
Incoming letter dated July 19, 2012

Based on the facts presented, the Division will not object if First Ottawa Bancshares stops filing periodic and current reports under the Exchange Act after: (1) First Ottawa Bancshares has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that First Ottawa Bancshares has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that First Ottawa Bancshares is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Sebastian Gomez Abero
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Mail Stop 4561

Joseph T. Ceithaml
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street, Suite 3900
Chicago, Illinois 60606

Re: First Ottawa Bancshares, Inc.

Dear Mr. Ceithaml:

In regard to your letter of July 19, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Joseph T. Ceithaml
(312) 629-5143
Voice Mail Ext. 5143
joseph.ceithaml@bfkn.com

Telephone (312) 984-3100
Facsimile (312) 984-3150

Section 15(d) of the Securities Exchange Act of 1934
Rule 12h-3 under the Securities Exchange Act of 1934

July 19, 2012

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Re: First Ottawa Bancshares, Inc. (Commission File No. 000-30495)

Ladies and Gentlemen:

On behalf of First Ottawa Bancshares, Inc., a Delaware corporation (the "Company"), we hereby request that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that it should not be precluded from using Rule 12h-3 ("Rule 12h-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission the reports required by Section 15(d) of the Exchange Act ("Section 15(d)") and the rules and regulations promulgated thereunder, that will revive once the Company's reporting obligation under Section 12(g) of the Exchange Act has been terminated. On May 11, 2012, the Company filed a Form 15 with the Commission to deregister its common stock, $1.00 par value per share (the "Common Stock"), under Section 12(g)(4) of the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated in 90 days (August 9, 2012), or such shorter period as determined by the Commission. Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) following the end of this 90-day period and prior to the August 14, 2012 filing deadline for its Form 10-Q for the quarter ended June 30, 2012.[1]

[1] Assuming the Staff grants the relief requested in this letter, the Company will include in the Form 15 an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

I. Background:

Organized as a Delaware corporation in 1999, the Company is currently a non-accelerated filer, specifically qualifying as a smaller reporting company (as defined by Rule 12b-2 under the Exchange Act). The Company is registered as bank holding company (as defined in Section 2 of the Bank Holding Company Act of 1956 (12 U.S.C. 1841)) for its wholly-owned banking subsidiary, The First National Bank of Ottawa. The Company registered its Common Stock under Section 12(g) of the Exchange Act pursuant to a Form 8-A filed on April 28, 2000. As of the date of this letter, the Common Stock is quoted on the OTC Bulletin Board under the symbol "FOTB." As of July 17, 2012, the Company had outstanding 645,988 shares of Common Stock held by 506 holders of record. The Company did not receive any financial assistance from the United States Department of the Treasury pursuant to the Troubled Asset Relief Program.

The Company also has 20,000 shares of preferred stock, par value $1.00 per share, authorized, none of which is issued and outstanding. The Company has no securities other than the Common Stock outstanding, and other than its current reporting obligations under Section 15(d) and Section 12(g) of the Exchange Act, the Company is not under any obligation, contractual or otherwise, to continue to comply with the reporting requirements of the Exchange Act. The Company has no securities registered or required to be registered under Section 12(b) of the Exchange Act. The Common Stock constitutes the only class of securities of the Company registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d). The Company is current in all of its periodic and current reports through the date of this letter.

Under Section 15(d), any issuer that files a registration statement under the Securities Act becomes subject to the Exchange Act reporting obligations upon the effectiveness of the registration statement. On August 1, 2003, the Company filed a registration statement on Form S-8 (file no. 333-107552) with respect to shares of Common Stock issuable pursuant to the Company's 2002 Stock Incentive Plan (the "Company S-8"). The Company's 2002 Stock Incentive Plan expired on March 20, 2012, so no new securities may be issued under the plan. The Company registered 150,000 shares of Common Stock under the Company S-8 and has issued 3,584 shares of Common Stock pursuant to the Company S-8. However, the Company has not sold or issued any shares of Common Stock pursuant to the Company S-8 since 2009. In general, the Section 15(d) reporting obligation is suspended if, and for so long as, the issuer has a class of security registered under Section 12 of the Exchange Act. However, when an issuer terminates its Section 12 registration, it must address any Section 15(d) obligation that would apply once the Section 15(d) suspension is lifted.

On April 5, 2012, the U.S. President signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act amends various provisions of, and adds new sections to, the Securities Act of 1933, as amended by the JOBS Act (the "Securities Act"), and the

Exchange Act, as well as provisions of the Sarbanes-Oxley Act of 2002. The JOBS Act directs the Commission to issue rules implementing certain of the JOBS Act amendments. Additionally, the JOBS Act increases the statutory threshold for deregistration under the Exchange Act for bank holding companies from 300 to 1,200 stockholders of record.

Following the adoption of the JOBS Act, the Company's management and its board of directors examined the possibility of deregistering the Common Stock from the Exchange Act and suspending its Exchange Act reporting obligations. After careful consideration, the Company's board determined that it was in the best interests of the Company and its stockholders to deregister the Common Stock as soon as practicable. On May 11, 2012, the Company filed a Form 15 with the Commission to deregister the Common Stock under Section 12(g)(4) of the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated in 90 days (August 9, 2012), or such shorter period as determined by the Commission. Until August 9, 2012, the date of termination, the Company will file all reports required by Sections 13(a), 14 and 16 of the Exchange Act, and the Company will remain current under its reporting obligations until it thereafter files a Form 15 to suspend its reporting obligations under Section 15(d).[2] In addition, on May 22, 2012, the Company filed a post-effective amendment to the Company S-8 to remove from registration all unsold shares of Common Stock registered thereunder, which such amendment has become effective.

The suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d). Under Section 15(d), the obligations to file Exchange Act reports are automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 1,200 persons, in the case of a bank or bank holding company. As of January 1, 2012, the Company had outstanding 645,988 shares of Common Stock held by 510 holders of record. Pursuant to the guidance released by the Staff on April 11, 2012 in its Jumpstart Our Business Startups Act Frequently Asked Questions (the "<u>JOBS Act Guidance</u>"), such suspension would be deemed to have occurred as of the beginning of the fiscal year in accordance with Section 15(d), unless, during the fiscal year, a bank holding company has a registration statement relating to that security becomes effective under the Securities Act or is updated pursuant to Section 10(a)(3) of the Securities Act. As such, because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 26, 2012, updated the Company S-8 pursuant to Section 10(a)(3) of the Securities Act, the Company may not avail itself of such suspension pursuant to the terms of Section 15(d). In the JOBS Act Guidance, the

[2] As noted above, assuming the Staff grants the relief requested in this letter, the Company will include in the Form 15 an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

Commission notes that, if a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act, but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation.

II. Discussion:

As noted above, the Company filed a Form 15 on May 11, 2012 to take advantage of the higher deregistration thresholds provided by the JOBS Act. The Company expects the deregistration to provide substantial cost savings in the form of reduced audit, legal and filing expenses and other costs related to complying with the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated in 90 days (August 9, 2012), or such shorter period as determined by the Commission. However, unless the Commission grants no-action relief in response to this request, under Section 15(d), the Company would be required to continue to file Exchange Act reports for the entire fiscal year 2012.

Rule 12h-3(a) provides that, subject to the provisions of paragraphs (c) and (d) of the rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting obligation. However, Rule 12h-3(b) provides that only securities held of record by less than 300 persons (or by less than 500 persons where the total assets of the issuer have not exceeded $10 million) are eligible for the suspension provided in paragraph (a) of the rule. As such, because the Company has in excess of 300 record holders of its Common Stock, a literal interpretation of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act despite satisfying Rule 12h-3(a). The Commission has not yet amended Rule 12h-3(b) to incorporate the new 1,200 holder deregistration threshold for bank holding companies provided for by the JOBS Act. Accordingly, the Company is seeking no-action relief from the record holder limitation under Rule 12h-3.

In addition, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. The Commission has granted no-action relief under Rule 12h-3 where the literal application of Rule 12h-3(c) would result in comparatively limited public benefit in light of the burdens on the issuer of compliance with Exchange Act reporting requirements. See, e.g., DT Sale Corp. (available November 14, 2011); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009);

Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange, Inc. (available January 3, 2008); Planet Technologies, Inc. (available February 7, 2008). Additionally, the Commission has concurred in permitting issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. See, e.g., Silverstar Holdings, Ltd. (available May 15, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 14, 2007).

The financial burdens on the Company resulting from the preparation and filing of current and periodic reports are significant. Management has estimated that the Company's total annual expenses relating to its Commission reporting obligations, including legal and accounting fees, are approximately $170,000. The Company believes the money spent to prepare and file periodic reports with the Commission and to otherwise ensure compliance with the Commission's rules and regulations could be used more effectively by returning them to stockholders in the form of corporate dividends or by investing them in the Company's subsidiary bank to strengthen the financial condition of that entity. The Company believes that, under the circumstances, the costs associated with preparing and filing such periodic reports are unnecessary and excessively burdensome, particularly in light of the limited benefits to the Company's stockholders.

The Company has not made any sales or issuances under the Company S-8 during fiscal year 2012. In fact, the last time the Company sold or issued shares of Common Stock under the Company S-8 was in 2009. The Company has issued only options to purchase shares of Common Stock ("<u>Options</u>") pursuant to the Company's 2002 Stock Incentive Plan covered by the Company S-8. The Options are currently held by 22 holders, and all Option holders are current directors, officers and/or employees of the Company, with the exception of Options held by two former employees, and all such Options currently have exercise prices that are significantly higher than the current trading price for the Common Stock. Despite the deregistration of the Company S-8, the holders of the Options will not be disadvantaged by the lack of periodic reports filed under the Exchange Act because, as directors, officers and/or employees of the Company, such holders have access to information about the Company and have the ability to ask questions of management prior to making a decision to exercise any Options. Additionally, the Company intends to distribute certain financial and operational information about the Company to its shareholders and option holders on a regular basis. Having access to such information about the Company will allow such holders to make informed investment decisions with respect to the Options and the Common Stock. In addition, it is important to note that the Company's 2002 Stock Incentive Plan expired on March 20, 2012. As a result, the Company may not issue new securities under the plan, which will restrict the effect of the proposed deregistration to a very limited group of holders.

Accordingly, it is the Company's view that any benefits to those few persons holding Options under the 2002 Stock Incentive Plan by requiring the Company to continue filing periodic reports during the fiscal year 2012 is dramatically outweighed by the excessive cost to the Company of being required to file periodic reports with the Commission. The Company suggests that, if Section 15(d)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have occurred under the Company S-8 during fiscal year 2012. The Commission has noted that the recognition by Congress in connection with Section 15(d) that the benefits of current and periodic reporting may not always be commensurate with the financial and administrative burdens imposed, particularly with respect to smaller reporting companies. See Exchange Act Release No. 34-20263 (October 5, 1983). See also, e.g., International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

After it ceases to be a reporting company, the Company acknowledges, and will advise all of its option holders, that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. The Company also acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Common Stock, any suspension of reporting obligations under Section 15(d) will lapse and the Company will be required to resume periodic and current reporting.

III. Conclusion:

For the foregoing reasons, on behalf of the Company, we respectfully request that the Staff confirm that it concurs with the Company's view that it should not be precluded from using Rule 12h-3 to suspend its duty to file with the Commission the reports required by Section 15(d). Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) following the end of the 90-day period established by the filing by the Company of a Form 15 to deregister the Common Stock under Section 12(g)(4) of the Exchange Act and prior to the August 14, 2012 filing deadline for its Form 10-Q for the quarter ended June 30, 2012.[3]

[3] As noted above, assuming the Staff grants the relief requested in this letter, the Company will include in the Form 15 an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

If the Staff has any questions concerning this request or requires additional information, please contact me at (312) 629-5143 or via email at joseph.ceithaml@bfkn.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Respectfully submitted,

Joseph T. Ceithaml

cc: First Ottawa Bancshares, Inc.